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                                               Filed by autobytel.com inc.
                                               Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                               filed pursuant to Rule 14a-12 of
                                               the Securities Exchange Act of
                                               1934

                                               Subject Company:Autoweb.com, Inc.
                                               Commission File No. 000-25577




AT AUTOBYTEL.COM:
Geri Weinfeld, Director, Investor Relations
Geriw@autobytel.com
949/225-4553

Melanie Webber, Director, Corporate Communications
Melaniew@autobytel.com
949/862-3023

                AUTOBYTEL.COM REPORTS SECOND QUARTER 2001 RESULTS


IRVINE, CA -JULY 26, 2001- Autobytel.com (Nasdaq: ABTL) today reported financial results for the quarter ended June 30, 2001.

Revenue for the second quarter was $15.7 million, down 8 percent from revenue of $17.1 million in the same quarter of the prior year, and down 6 percent sequentially from revenue of $16.7 million in the quarter ended March 31, 2001. For the second quarter, $1.6 million of total revenue was related to an agreement with General Motors, $1.2 million was related to international fees and licenses, and $1.4 million was derived from related products.

The company reported a net loss, excluding charges, in the second quarter of $3.0 million or $0.15 per common share, compared with a net loss, excluding charges, of $3.1 million, or $0.15 per common share, for the quarter ended March 31, 2001.

The company reported EBITDA, excluding charges, for the second quarter of 2001 of $(4.9) million, or $(0.24) per common share, compared with EBITDA, excluding charges, of $(3.5) million or $(0.17) per common share, for the quarter ended March 31, 2001.

In the second quarter, the company incurred $33.6 million of charges resulting from a $21.6 million write down of goodwill associated with the company's acquisition of Carsmart, $6.2 million in costs associated with obsolete international software and write-off of investments in certain ventures, $5.0 million in charges related to the restructuring of Autobytel Europe (ABTE), and $0.8 million in charges related to contract terminations and other costs.

The company reported a net loss, including the charges, for the second quarter of 2001 of $36.6 million or $1.80 per common share, compared with a net loss of $9.8 million, or $0.48 per common share, in the same quarter of the prior year, and with a net loss, including charges, of $4.1 million, or $0.20 per common share, in the quarter ended March 31, 2001.

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As of June 30, 2001, Autobytel.com's cash and cash equivalents were $37 million, excluding $30 million of funds of ABTE. Cash on hand at ABTE may be reduced substantially as a result of ongoing discussions with other investors in ABTE.

2001 OUTLOOK

Mark Lorimer, President and CEO of Autobytel.com, reiterated his statement from last week, "We believe we will reach EBITDA break-even in the fourth quarter of 2001 on a combined basis with Autoweb." The company intends to provide updated guidance for the third quarter shortly after the expected closing of the Autoweb transaction during the third quarter.

SECOND QUARTER HIGHLIGHTS

ACQUISITION: On April 11, 2001 the company announced the proposed acquisition of Autoweb which is expected to close during the third quarter. The combination of the two companies will provide a broad range of marketing, management, and content services to automotive retailers and manufacturers. "Our recent agreement to combine with Autoweb, once completed, will not only expand our market share lead and extend our dealer network, it should make Autobytel.com a leader in automotive information services and provide us with significant manufacturer relationships," commented Lorimer.

PROGRAM FEES: Due to the economic environment, which has unfavorably impacted dealer expenditures on online marketing, the company experienced some pressure on program fees and dealer count during the quarter. Lorimer said, "We are confident that, as the new measures we have instituted in our dealer sales and support department take hold, dealers will recognize that Autobytel.com provides one of the most cost effective methods of customer acquisition and will prove to be a key tool in the face of the current economic environment."

OEM RELATIONSHIPS: On May 1, 2001, Autobytel.com and General Motors launched a 90 day test of locate-to-order online car buying in metropolitan Washington D.C. with Chevrolet dealers. According to Lorimer, "We are very pleased with the results thus far. D.C. metro area consumers appear to like this model. About 80% of all the vehicles on the 22 dealer lots are listed online."

INTERNATIONAL: On June 28, 2001, the company announced a restructuring of Autobytel Europe (ABTE) to enhance efficiencies. ABTE was formed largely to extend into new businesses with new investors in additional European countries at a time when the capital market climate in general was healthier for online investment. The company intends to continue to do business in Europe. According to Lorimer, President and CEO of Autobytel.com and Chairman of ABTE, "Autobytel is committed to exploring opportunities with new and existing partners in the European market and globally on a case-by-case basis."

PRODUCT DEVELOPMENT: The company plans to introduce new products during subsequent quarters to enhance its portfolio of dealer offerings.

"Our strategy has been to provide products and services that generate efficiencies for our dealers and OEMs through the use of the Internet. Over the next several quarters we plan to introduce new dealer centric tools directly related to driving such efficiencies as well as continuing to develop our initiatives with OEMs. Our current locate-to-order test in Washington D.C., working with both dealers and a manufacturer, and the key role Autobytel.com-created dealer tools can play in the future of this industry, make a compelling case for the company's continued focus on this strategic direction. The proposed acquisition of Autoweb, and the expanded dealer body, OEM relationships and significant data tools it can bring, will serve to further extend Autobytel's platform for this strategy," concluded Lorimer.

ABOUT AUTOBYTEL.COM INC.

autobytel.com inc. (Nasdaq:ABTL), the global leader in online automotive commerce, brings car buyers, owners, and sellers together in a trusted environment, empowered by the Internet.

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Through its extensive automotive content and multiple purchasing, financing, insurance and service options, Autobytel.com offers consumers choice and peace of mind throughout the automotive lifecycle, while providing its network of accredited dealers and automotive services partners the most efficient way to reach online car buyers and owners. Autobytel.com has networks of dealers nationwide and is the seventh largest generator of automotive sales in the United States, just behind GM, Ford, DaimlerChrysler, Toyota, Honda and Nissan. Headquartered in Irvine, California, Autobytel.com is recognized as the company that transformed the $1 trillion new car industry when it invented online car buying.

THE STATEMENTS CONTAINED IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS UNDER THE FEDERAL SECURITIES LAWS. THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS THAT ARE DIFFICULT TO PREDICT. ACTUAL OUTCOMES AND RESULTS MAY DIFFER MATERIALLY FROM WHAT IS EXPRESSED IN, OR IMPLIED BY, SUCH FORWARD-LOOKING STATEMENTS. AUTOBYTEL.COM UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. AMONG THE IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE FORWARD-LOOKING STATEMENTS ARE CHANGES IN GENERAL ECONOMIC CONDITIONS, INCREASED DEALER ATTRITION, INCREASED PRESSURE ON PROGRAM FEES, INCREASED OR UNEXPECTED COMPETITION, THAT ACTUAL COSTS AND EXPENSES OF THE ACTIONS DISCUSSED ABOVE IN THIS PRESS RELEASE EXCEED THE CHARGES TAKEN BY THE COMPANY, THE COMPANY'S FAILURE TO REALIZE ANTICIPATED SYNERGIES RELATED TO THE PROPOSED MERGER WITH AUTOWEB AND DIFFICULTIES ASSOCIATED WITH SUCCESSFULLY INTEGRATING THE PARTIES' BUSINESSES AND TECHNOLOGIES IF THE MERGER IS COMPLETED, CHANGES IN LAWS AND REGULATIONS AND OTHER MATTERS DISCLOSED IN AUTOBYTEL.COM'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE STRONGLY ENCOURAGED TO REVIEW OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000, AND OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION FOR A DISCUSSION OF RISKS AND UNCERTAINTIES THAT COULD AFFECT OPERATING RESULTS AND THE MARKET PRICE OF OUR STOCK.

ADDITIONAL INFORMATION AND WHERE TO FIND IT.

Autobytel filed a registration statement on Form S-4 in connection with the proposed transaction with Autoweb and mailed a joint proxy statement/prospectus to the stockholders of Autobytel containing information about the proposed transaction. Investors and securityholders are advised to read the joint proxy statement/ prospectus regarding the potential transaction because it contains important information. Investors and securityholders may obtain a free copy of the registration statement and the joint proxy statement/prospectus and other reports, documents, proxy statements and other information filed by Autobytel with the Securities and Exchange Commission at the Commission's web site at www.sec.gov. The joint proxy statement/ prospectus and these other documents may also be obtained free of charge from Autobytel at 949-862-1355 or investor@Autobytel.com.

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                               autobytel.com inc.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             (Amounts in thousands, except share and per share data)
                                   (unaudited)

                                                                                          THREE MONTHS ENDED
                                                                           --------------------------------------------------
                                                                             JUNE 30,           MARCH 31,          JUNE 30,
                                                                               2001               2001               2000
                                                                           ------------       ------------       ------------

Revenue:
    Program fees                                                           $     11,547       $     12,864       $     13,935
    Automotive consulting                                                         1,600              1,400                 --
    International                                                                 1,201              1,253              1,170
    Related products and services                                                 1,380              1,136              1,979
                                                                           ------------       ------------       ------------
          Total revenue                                                          15,728             16,653             17,084
                                                                           ------------       ------------       ------------

 Operating expenses:
     Sales and marketing                                                         12,781             13,279             17,892
     Product and technology development                                           4,356              3,786              6,607
     General and administrative                                                   3,487              3,086              3,046
                                                                           ------------       ------------       ------------
          Total operating expenses before depreciation, amortization,
              stock compensation expense and charges                             20,624             20,151             27,545
                                                                           ------------       ------------       ------------
     Operating loss before depreciation, amortization, stock
         compensation expense and charges                                        (4,896)            (3,498)           (10,461)
                                                                           ------------       ------------       ------------
     Depreciation, amortization and stock compensation expense                      839                787                904
                                                                           ------------       ------------       ------------
     Operating loss before charges                                               (5,735)            (4,285)           (11,365)
                                                                           ------------       ------------       ------------
     Goodwill impairment                                                         21,614                 --                 --
     International restructuring and related charges                             11,202                 --                 --
     Domestic restructuring and other charges                                       869                992                 --
                                                                           ------------       ------------       ------------
          Total charges                                                          33,685                992                 --
                                                                           ------------       ------------       ------------
     Operating loss                                                             (39,420)            (5,277)           (11,365)
 Interest income, net                                                               923              1,150              1,603
 Foreign currency exchange gain (loss)                                             (259)               717                 (1)
 Equity loss in unconsolidated subsidiary                                            --               (500)                --
                                                                           ------------       ------------       ------------
     Loss before minority interest and provision for income taxes               (38,756)            (3,910)            (9,763)
 Minority interest gain (loss)                                                    2,105               (128)                --
                                                                           ------------       ------------       ------------
     Loss before provision for income taxes                                     (36,651)            (4,038)            (9,763)
 Provision (benefit) for income taxes                                               (10)                38                 21
                                                                           ------------       ------------       ------------
     Net loss                                                              $    (36,641)      $     (4,076)      $     (9,784)
                                                                           ============       ============       ============

Basic and diluted net loss per share                                       $      (1.80)      $      (0.20)      $      (0.48)
                                                                           ============       ============       ============

Operating loss before depreciation, amortization, stock
     compensation expense and charges                                      $     (4,896)      $     (3,498)      $    (10,461)
                                                                           ============       ============       ============
Basic and diluted operating loss per share, before depreciation,
    amortization, stock compensation expense and charges                   $      (0.24)      $      (0.17)      $      (0.52)
                                                                           ============       ============       ============

Net loss, excluding charges                                                $     (2,956)      $     (3,084)      $     (9,784)
                                                                           ============       ============       ============
Basic and diluted net loss per share, excluding charges                    $      (0.15)      $      (0.15)      $      (0.48)
                                                                           ============       ============       ============

Shares used in computing basic and diluted net loss per share                20,364,619         20,354,430         20,251,218
                                                                           ============       ============       ============

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                               autobytel.com inc.

                           CONSOLIDATED BALANCE SHEETS
             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS

                                                                          JUNE 30,       DECEMBER 31,
                                                                            2001            2000
                                                                          ---------       ---------
                                                                         (UNAUDITED)

Current assets:
    Cash and cash equivalents, includes restricted amounts of $3,317
      and $15,029, respectively                                           $  67,351       $  81,945
    Accounts receivable, net of allowance for doubtful accounts of
      $1,716 and $1,494, respectively                                         6,413           6,638
    Prepaid expenses and other current assets                                 2,490           4,127
                                                                          ---------       ---------
      Total current assets                                                   76,254          92,710
Property and equipment, net                                                   1,753           2,537
Investments                                                                      --           1,353
Goodwill, net                                                                 1,300          23,755
Capitalized software, net                                                     3,626           3,338
Notes receivable                                                                 --             530
Other assets                                                                     84              86
                                                                          ---------       ---------
      Total assets                                                        $  83,017       $ 124,309
                                                                          =========       =========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                                      $  10,598       $   9,828
    Accrued expenses                                                         11,000           7,519
    Deferred revenues                                                         5,398           6,360
    Customer deposits                                                           187             185
    Other current liabilities                                                   180             371
                                                                          ---------       ---------
      Total current liabilities                                              27,363          24,263
    Other long-term liabilities                                                  --              47
                                                                          ---------       ---------
      Total liabilities                                                      27,363          24,310
                                                                          ---------       ---------

Minority interest                                                             6,682           8,193

Commitments and contingencies

Stockholders' equity:
    Common stock, $0.001 par value; 200,000,000 shares
      authorized; 20,366,848 and 20,336,083 shares issued and
      outstanding, respectively                                                  20              20
    Warrants                                                                  1,332           1,332
    Additional paid-in capital                                              187,444         186,097
    Accumulated other comprehensive loss                                     (3,480)            (16)
    Accumulated deficit                                                    (136,344)        (95,627)
                                                                          ---------       ---------
      Total stockholders' equity                                             48,972          91,806
                                                                          ---------       ---------
      Total liabilities and stockholders' equity                          $  83,017       $ 124,309
                                                                          =========       =========

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